Exhibit 99.1

Maris-Tech to Showcase AI-Powered Video Intelligence and Edge Computing Solutions at DSEI 2025

Visit us at Booth N11-110, September 9-12, 2025, Excel London

Rehovot, Israel, Aug. 14, 2025 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”) – based edge computing technology, today announced its participation at DSEI 2025, one of the world’s largest defense and security exhibitions, taking place on September 9-12, 2025, at Excel London in London, U.K.. Maris-Tech will showcase its advanced AI-powered video intelligence and edge computing solutions for the defense and homeland security markets at Booth N11-110.

Maris-Tech’s cutting-edge solutions deliver real-time situational awareness, AI-based intelligence gathering, and video acquisition for aerial and ground domains. Visitors to the booth will experience demonstrations of key solutions, including:

●	Diamond – MIL-STD ruggedized situational awareness platform for armored vehicles, providing 360° 3D perimeter coverage and advanced airborne threat detection.

●	Jupiter AI – miniature lightweight, low-power and AI-based edge computing solution, supporting multiple video and AI streams simultaneously.

●	Opal – MIL-STD ruggedized tactical edge computing solution integrated with AI acceleration and streaming for ground and airborne operation over cellular communication.

●	Coral – Compact and low-power intelligence gathering and tactical platform, supporting multiple video streams over cellular communication.

●	Firebird F-100 5G (exclusively by SPI & Videosoft) – Low bandwidth, low latency video encoder and decoder for cellular, mesh, and SATCOM networks.

“We believe that our solutions are designed to meet the demanding needs of today’s defense forces, delivering actionable intelligence from the field in real time,” said Israel Bar, Chief Executive Officer of Maris-Tech. “At DSEI 2025, we will present our latest innovations that combine AI, edge computing, and advanced video technology to enhance mission success, whether for armored vehicles, drones, or tactical intelligence gathering.”

For more information about Maris-Tech’s products and solutions, visit www.maris-tech.com or stop by Booth N11-110 during DSEI 2025. Book a meeting here.

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities, including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israeli technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, homeland security (HLS), and communication industries. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the Company’s presentation and demonstration of its new AI-based platform, Diamond Ultra, and additional solutions like Opal, Coral, and Jupiter Drones at DSEI 2025 and future benefits of the Company’s products including that the Company’s solutions are designed to meet the demanding needs of today’s defense forces, delivering actionable intelligence from the field in real time. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com